

September 16, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Robert D. Starr
Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

RE: Kaman Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-35419

Dear Mr. Starr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results…., page 28</u>

<u>Major Programs/Product Lines, page 38</u>
<u>Defense Markets, page 38</u>

1. We note your disclosure here and in your quarterly filings that you expect the AH-1Z contract to be a zero margin program. Please tell us and disclose the amount of backlog related to this program at each balance sheet date.

2. We note your disclosures here and in your quarterly filings that you currently provide the FMU 152A/B to the USAF and 26 other nations but that your business, financial condition, results of operations and cash flows may be materially adversely impacted due to the award of a competing contract by the US Navy to a competitor during the third

quarter of 2015. We also note your disclosure that any such impact "would not be likely to occur for a number of years". Please expand and enhance your disclosures to quantify and more fully explain the potential impact of this contract award on your financial statements, including when you expect the impact to begin.

Critical Accounting Estimates, page 49
Long-Term Contracts, page 49

3.   Please revise your disclosures related to long-term contracts to quantify the amount or percentage of revenue you record using the percentage of completion method of accounting, including the amounts or percentages for which you use cost-to-cost or units-of-delivery. Please also revise your disclosures to clarify when and under what circumstances you use each method.

Consolidated Financial Statements

14. Pension Plans, page 93

4.   We note on page 93 that effective December 31, 2015, your qualified pension plan was frozen with respect to future benefit accruals. Please tell us and disclose the expected impact of the freeze on your financial statements and explain your accounting.

16. Commitments and Contingencies, page 100

5.   We note your disclosures here and in your quarterly filings related to the New Hartford Property, Bloomfield Property and Rimpar Property, in which you indicate that although it is reasonably possible additional costs will be paid in connection with the resolution of these matters, you are unable to estimate the amount of additional costs, if any, at this time. Please explain to us why you are not able to provide a range of reasonably possible loss for each property and when you believe such estimates will be determinable. Please also address if and how you have assessed the potential materiality of the reasonably possible additional losses. Refer to ASC 450-20-50.

19. Segment and Geographic Information, page 106

6.   We note your disclosure of product lines on page 108. Please explain to us why you disclose 5 product lines in your exchange act filing but present 6 product lines in investor presentations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien for

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction